
03055846



# North Bancorp

## INCORPORATED



ANNUAL REPORT 2002



# Table of Contents





ATM

# Dear Shareholders...

Back in 1998, I chose to be unconventional in my letter to shareholders by opening it with disappointing news about earnings, rather than tucking it into later paragraphs, as is common with bad news in annual reports. I have again chosen to be up front and candid in this report to avoid sugar coating or clouding the issues we face.

For the year ended December 31, 2002 North Bancorp, Inc. suffered a loss of $1,375,000, compared to a profit of $1,416,000 in 2001 and $1,115,000 in 2000.

Because we anticipate significant losses in our loan portfolio, it was necessary to incur sizeable loan loss provisions to ensure that our reserve for loan losses remains adequate. Regrettably, this was necessary because of poor underwriting and credit decisions. I make no excuses for this and accept full responsibility. I pledge that this will not happen again.

We continue a comprehensive evaluation of our loan portfolio to fully identify problem loans. The loans we've identified are currently in various stages of work-out and resolution. Additional loan losses anticipated in 2003 will require continued loan loss provisions. Over time, we're hopeful that our efforts will mitigate losses and the worst case scenarios for which we have prepared will not materialize.

We've taken many steps to ensure that additional checks and balances on the loan underwriting process are in place. The creation of an independent loan review program, reporting directly to the Board of Directors will increase the frequency and depth of our review process. We have also added an independent internal auditor. In the past, these two functions were outsourced, and while that was effective to a point, our rapid growth outstripped the efficiency of the process. Additionally, a diligent re-evaluation of our lending policies and practices has resulted in process improvements and increased internal controls.

Ernest E. Paulick recently joined us as our senior lending officer. He brings a substantial amount of experience and leadership to our organization. We also have four new lending officers who filled vacancies created by the departures of four lending officers who were with us at this time last year. Our new team of lenders and administrators has my full confidence in their abilities and attention to detail. This changeover in procedure and personnel will scale back our growth in the near-term as loan activity is limited to only the most credit-worthy borrowers. However, I see this as a strategic move that will ultimately be beneficial for our organization.

As we focus our attention on building new momentum in 2003, there are reasons for investor confidence. In December of 2002, we opened a new branch in Houghton Lake, Michigan. This operation has been an excellent source of fee income from sec-



ondary market mortgage originations. These mortgages are sold into the secondary market, meet the most stringent credit underwriting standards, and do not stay on our books. We are currently in negotiations for the construction and lease of a full-service facility in Houghton Lake. When we begin offering full banking amenities, we are optimistic that we will capture a significant share of deposits in the Houghton Lake market.

This year the focus on our customers will be more dramatic than ever, as our fortified marketing and business development team works hard to grow customer relationships. We plan to implement regular opinion surveys and engage in front-line "service that sells" training. The introduction of new products and promotions will create enhanced relationship building opportunities as well. We will work with dedication to continue generating enthusiastic customers, understanding that the real strength of our bank will be determined by the consistency and quality of the experiences our customers enjoy when they do business with us.

Another way we will expand and deepen our relationship with our customers is by introducing the conveniences of internet banking and on-line bill paying, which we expect to accomplish later in 2003, complementing our already expansive array of electronic services.



TIM FREEMAN

We continue to be the financial services provider of choice in Otsego County. Our style of local, relationship-based banking has established a sound connection with "old line" business and individual accounts. Even in the midst of national economic uncertainty and new competition, I believe we are well positioned and will continue to gain strength as more people come to know the difference that our community bank can mean in their lives and businesses.

In 2002 we were pleased to enhance our board with the addition of two new members, Tim Freeman and Kellie Puroll. Mr. Freeman is president of Freeman Family Enterprises, operators of Save-a-Lot stores throughout northern Michigan. Ms. Puroll is the owner and president of Alpine Chiropractic in Gaylord. Both Mr. Freeman and Ms. Puroll bring a wealth of outstanding business and community experience and insight to our board, which can only mean many valuable contributions during their tenure.



KELLIE PUROLL

Despite the setback of 2002, we remain a strong, viable franchise due to our location, staff and potential. In my mind, the Otsego County and other northern Michigan markets present a wealth of opportunities for us that most community banks can only hope for.

As we look forward, profits in 2003 may not return to levels experienced in 2000 and 2001. I am, however, confident that your management team and board have taken all of the appropriate measures to ensure that North Bancorp will return to levels of profitability and shareholder return that you expect.

Thank you for your continued support.

Very truly yours,

John R. Kluck
President and C.E.O.

March 17, 2003

# Selected Financial Data

*In thousands, except per share data.*

At or for the Year Ended December 31

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Selected Financial Condition Data:** | | | | | |
| Assets | $ 211,872 | $ 187,800 | $ 133,279 | $ 91,226 | $ 65,617 |
| Loans | 172,089 | 157,106 | 111,036 | 71,835 | 45,085 |
| Deposits | 162,230 | 136,618 | 85,652 | 64,139 | 60,529 |
| Borrowed funds | 34,906 | 39,271 | 40,252 | 21,555 | 491 |
| Stockholders' equity | 9,441 | 10,798 | 5,987 | 4,456 | 3,893 |
| **Selected Operations Data:** | | | | | |
| Interest income | $ 15,258 | $ 13,521 | $ 9,712 | $ 5,871 | $ 5,021 |
| Interest expense | (7,887) | (7,168) | (5,057) | (2,407) | (2,048) |
| Net interest income | 7,371 | 6,353 | 4,655 | 3,464 | 2,973 |
| Provision for loan losses | (5,337) | (886) | (523) | (300) | (430) |
| Net interest income after provision for loan losses | 2,034 | 5,467 | 4,132 | 3,164 | 2,543 |
| Noninterest income | 1,959 | 1,332 | 896 | 808 | 649 |
| Noninterest expense | (6,171) | (4,686) | (3,379) | (2,801) | (2,745) |
| Federal income tax expense | 803 | (697) | (534) | (357) | (124) |
| Net income | $ (1,375) | $ 1,416 | $ 1,115 | $ 814 | $ 323 |
| **Per Share Data (1):** | | | | | |
| Earnings (loss) per share | $ (2.62) | $ 3.12 | $ 3.57 | $ 2.63 | $ 1.04 |
| Book value | $ 17.95 | $ 20.56 | $ 18.20 | $ 14.38 | $ 12.55 |
| Dividends per share | $ 0.40 | $ 0.40 | $ 0.33 | $ 0.30 | $ 0.20 |
| Weighted average shares outstanding | 525,545 | 454,486 | 312,157 | 309,670 | 310,577 |
| Actual shares outstanding | 525,896 | 525,295 | 329,007 | 309,772 | 310,235 |
| **Other Data:** | | | | | |
| Net interest margin | 3.74% | 4.26% | 4.43% | 5.03% | 5.26% |
| Net interest rate spread | 3.25% | 3.61% | 3.76% | 4.41% | 4.62% |
| Allowance for loan losses to total loans | 2.62% | 0.78% | 0.76% | 0.81% | 0.95% |
| Nonperforming loans to total loans | 1.32% | 0.52% | 0.13% | 0.11% | 0.38% |
| Efficiency ratio | 66.14% | 60.98% | 60.87% | 65.57% | 75.79% |
| Return on average assets | (0.66%) | 0.90% | 1.00% | 1.05% | 0.51% |
| Return on average equity | (12.10%) | 15.80% | 22.25% | 19.50% | 8.61% |
| Dividend payout ratio | (15.27%) | 12.82% | 9.24% | 11.41% | 19.23% |
| Average equity to average assets | 5.45% | 5.70% | 4.49% | 5.56% | 6.02% |

*(1) Adjusted for the 5-for-4 stock split declared March 24, 2000 and the 2-for-1 stock split declared June 23, 2000.*

# Condensed Consolidated Balance Sheet

*In thousands.*
At December 31

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 8,292 | $ 7,232 |
| Interest-bearing deposits in banks | 2,671 | – |
| Total investments | 26,417 | 19,739 |
| Loans, gross | 172,089 | 157,106 |
| Less: allowance for loan losses | (4,512) | (1,228) |
| Net loans | 167,577 | 155,878 |
| Other assets | 6,915 | 4,951 |
| Total Assets | $ 211,872 | $ 187,800 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits | $ 162,230 | $ 136,618 |
| Borrowed funds | 34,906 | 39,271 |
| Other liabilities | 295 | 1,113 |
| Guaranteed preferred beneficial interest in subordinated debentures | 5,000 | – |
| Total liabilities | 202,431 | 177,002 |
| Stockholders' equity | 9,441 | 10,798 |
| Total Liabilities and Stockholders' Equity | $ 211,872 | $ 187,800 |


TOTAL ASSETS
Dollars in thousands
250,000
200,000
150,000
100,000
50,000
0
91,226
133,279
187,800
211,872
1999
2000
2001
2002


DEMAND DEPOSITS
Dollars in thousands
20,000
15,000
10,000
5,000
0
11,132
14,328
17,964
16,484
1999
2000
2001
2002


NET INTEREST INCOME
Dollars in thousands
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,464
4,655
6,353
7,371
1999
2000
2001
2002

# Condensed Consolidated Statements of Income

*In thousands, except per share data.*

| | For the Year Ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Interest income** | | | |
| Interest and fees on loans | $ 14,081 | $ 12,590 | $ 8,889 |
| Investment securities: | | | |
| Taxable | 899 | 814 | 740 |
| Tax-exempt | 197 | 99 | 75 |
| Federal funds sold | 81 | 18 | 8 |
| Total interest income | 15,258 | 13,521 | 9,712 |
| **Interest expense** | | | |
| Deposits | 5,577 | 4,722 | 3,121 |
| Borrowings | 2,143 | 2,446 | 1,936 |
| Subordinated Debentures | 167 | – | – |
| Total interest expense | 7,887 | 7,168 | 5,057 |
| **Net interest income** | 7,371 | 6,353 | 4,655 |
| Provision for loan losses | 5,337 | 886 | 523 |
| **Net interest income after provision for loan losses** | 2,034 | 5,467 | 4,132 |
| Total noninterest income | 1,959 | 1,332 | 896 |
| Total noninterest expense | 6,171 | 4,686 | 3,379 |
| **Income (loss) - before income taxes** | (2,178) | 2,113 | 1,649 |
| Federal income tax expense | (803) | 697 | 534 |
| **Net income (loss)** | $ (1,375) | $ 1,416 | $ 1,115 |
| **Dividends declared per share** | $ 0.40 | $ 0.40 | $ 0.33 |



ALLOWANCE FOR LOAN LOSSES
Dollars in thousands
5,000
4,000
3,000
2,000
1,000
0
580
843
1,228
4,512
1999
2000
2001
2002




STOCKHOLDERS' EQUITY
Dollars in thousands
12,000
10,000
8,000
6,000
4,000
2,000
0
4,456
5,987
10,798
9,441
1999
2000
2001
2002




EARNINGS PER SHARE
Dollars per share
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
2.63
3.57
3.12
-2.62
1999
2000
2001
2002

# Directors, Officers and Associates

## North Bancorp, Inc. Directors

**Matthew H. Nowicki**
*Chairman*
President, M & M Excavating, Inc.

**Fred T. Burns**
President, Burns Plumbing & Heating, Inc.

**Keith Hardin Gornick**
President, Otsego Club and Resort

**Larry B. Higgins**
President, H & H Tube Manufacturing, Inc.

**Douglas C. Johnson**
President, Mid-North Printing, Inc.

**John R. Kluck**
President and C.E.O., North Bancorp, Inc.

**Kellie A. Puroll**
President, Alpine Chiropractic, P.C.

**Timothy W. Freeman**
President, Freeman Family Enterprises

## North Bancorp, Inc. Officers

**John R. Kluck**
President and Chief Executive Officer

**William A. Kirsten**
Senior Vice President

## First National Bank of Gaylord Officers

**John R. Kluck**
President and Chief Executive Officer

**William A. Kirsten**
Senior Vice President and Chief Financial Officer

**Katherine L. Taskey**
Senior Vice President, Operations

**Ernest E. Paulick**
Senior Vice President, Senior Lender

**Susan A. Norris**
Vice President, Information Systems Manager

**Keith E. Kenney**
Vice President, Lending

**Thomas E. Burns**
Vice President, Lending

**Alan D. Moss**
Vice President, Lending

**Christine M. Aldrich**
Assistant Vice President, Lending

**Mary C. Fitzek**
Branch Operations Officer

**Corenne M. Ching**
Collections Officer

**Christopher T. Hebel**
Business Development Manager,
Marketing Officer

**Katherine Morris**
Internal Auditor

**Elizabeth A. Mench**
Business Development Officer

# Notice of Availability

A copy of North Bancorp, Inc.'s SEC Form 10-KSB, including financial statements and financial statement schedules, may be obtained without charge by submitting a written request to:

William A. Kirsten
*Senior Vice President and Chief Financial Officer*

North Bancorp, Inc.
P.O. Box 310
Gaylord, MI 49734

# Shareholder Information

The Corporation's common stock is traded primarily in Michigan. There is no formal market for the stock. At December 31, 2002, the Corporation had approximately 797 shareholders of record.

First National Bank of Gaylord's capital management policy allows for cash dividends to be paid to the Corporation. The Corporation is primarily dependent upon dividends from the Bank for funds to pay dividends on common stock to its shareholders. See Note 18 to the Corporation's consolidated financial statements for information concerning regulatory restrictions on dividends paid by the Bank to the Corporation.

The number of shares traded, average price per share, and amount and frequency of dividends declared by the Corporation for each quarter during the years ended December 31, 2002 and 2001 are contained in the table captioned "Selected Quarterly Financial Data" appearing in the Corporation's SEC Form 10-KSB

### Special Note Concerning Forward-Looking Statements

This document (including information incorporated by reference) contains "forward-looking statements" that involve risks and uncertainties. All statements regarding the expected financial position, business, and strategies are forward-looking statements and the Corporation intends for them to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," and similar expressions, as they relate to the Corporation or management, are intended to identify forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on beliefs and assumptions that have been made, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from expectations, include, without limitation, the failure of a significant number of borrowers to repay their loans, general changes in economic conditions and interest rates, as well as restrictions imposed by regulations or regulators of the banking industry.




1st NATIONAL BANK
of GAYLORD

Member FDIC - Equal Opportunity Lender

North Bancorp, Inc.
501 West Main Street ◦ P.O. Box 310
Gaylord, Michigan 49735-0310

989.732.3502
www.fnbgaylord.com